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                   [Radcliff, Frandsen & Dongell Letterhead]




                                  May 3, 1999

Securities and Exchange Commission
Washington, D.C. 20549

         Re:  eSat, Inc.

Ladies and Gentlemen:

         We represent eSat, Inc. eSat, Inc. withdraws Form 10 as filed on March 16, 1999. eSat, Inc. intends to refile Form 10 during the week commencing May 3, 1999.

                                Very truly yours,
                             RUSSELL M. FRANDSEN, of
                          RADCLIFF, FRANDSEN & DONGELL